SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Iberia

Reston, Virginia, and Montpellier, France – March 18, 2005 - Genesys Conferencing (Euronext: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today released updated information regarding its subsidiary Genesys Iberia Teleconferencia.

As disclosed earlier, Genesys Conferencing has previously notified Grupo Multitel SA (formerly Multitel Cable, SA), Genesys Conferencing’s partner in Genesys Iberia, that it disagreed with the €5.2 million price originally asked by Multitel for its 60% ownership interest in Genesys Iberia. Following this notification, Mulitel sent to Genesys Conferencing a new notification proposing that Genesys Iberia retains an investment bank for the purpose of determining the value of the company in connection with the exercise of its put option. Similarly, Almagro Asesoramiento e Inversiones SA, Genesys Conferencing’s other partner in Genesys Iberia, informed Genesys Conferencing of the exercise of its put option. Almagro proposed to retain a different investment bank for the purpose of determining the value of its 20% ownership interest in Genesys Iberia.

Genesys Conferencing notified both parties that it does not believe the put options to be valid due to the selection process, valuation methodology and other elements of the form of the put option agreement. Further, on February 25, 2005, in accordance with the procedures outlined in the Genesys Iberia shareholders agreement and put option agreement, Genesys Conferencing has filed a notice of arbitration proceedings against Multitel and Almagro to appear before the Civil and Mercantile Court of Arbitration in Spain regarding the validity of the put options.

On March 17, 2005, Multitel sent Genesys Conferencing a subsequent notification that it has independently engaged an investment bank for the purpose of determining the value of Genesys Iberia and based on the valuation performed by its investment bank, Multitel proposes a sale price of €4.0 million for its 60% interest. Per the sale-transfer provision of the put option agreement, Multitel has requested a settlement date of March 28, 2005. However, Genesys Conferencing will again inform Multitel on March 28, 2005, in the presence of a notary, that it continues to believe that the put option and valuation methodology are not valid and that these issues will have to be resolved by the Civil and Mercantile Court of Arbitration.

In addition, Almagro has informed Genesys Conferencing that it would now like to appoint the investment bank retained by Multitel to perform a valuation of Genesys Iberia on behalf of Almagro’s exercise of the put option.

Genesys Iberia is an independent provider of conferencing services in Spain and Portugal. Genesys Conferencing entered into the joint venture with Multitel and Almagro in 1999. Genesys Conferencing holds a minority ownership interest of 20% in Genesys Iberia.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including nearly 200 of the Global 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736 7100	Phone: +1 703 733 2140
mike.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer